

ALEXANDRIA.

Contact: **Joel S. Marcus**
                      Chief Executive Officer
                      Alexandria Real Estate Equities, Inc.
                      (626) 578-9693

ALEXANDRIA REAL ESTATE EQUITIES, INC.
REPORTS
FIRST QUARTER 2003 RESULTS

– Company Reports Funds from Operations of $1.04 Per Share (Diluted), Up 9%, and
Net Income Available to Common Stockholders of 52 Cents Per Share (Diluted),
Up 13%, for First Quarter 2003 Over First Quarter 2002 –

Highlights
- First Quarter 2003 Funds from Operations (FFO) of $1.04 Per Share (Diluted)
- First Quarter 2003 Total Revenues Up 21%, FFO Up 25% and FFO Per Share (Diluted) Up 9% Over First Quarter 2002
- First Quarter 2003 Net Income Available to Common Stockholders of 52 Cents Per Share (Diluted), Up 13% Over First Quarter 2002
- Signed 22 Leases for 190,000 Square Feet of Space
- Purchased a Development Property in Seattle, Washington
- Closed a Fixed Rate Secured Loan

PASADENA, CA. – May 15, 2003 -- Alexandria Real Estate Equities, Inc. (NYSE: ARE) today announced operating and financial results for the quarter ended March 31, 2003.

For the first quarter of 2003, Alexandria reported FFO of $19,840,000, or $1.04 per share (diluted), on total revenues of $40,613,000, compared to FFO of $15,935,000, or 95 cents per share (diluted), on total revenues of $33,672,000 for the first quarter of 2002. Comparing the first quarter of 2003 to the first quarter of 2002, total revenues increased 21%, FFO increased 25% and FFO per share (diluted) increased 9%. FFO is a non-GAAP measure widely used by publicly-traded real estate investment trusts. A reconciliation of FFO to GAAP net income is included in the financial information accompanying this press release. Net income available to common stockholders for the first quarter of 2003 was $9,924,000, or 52 cents per share (diluted), compared to net income available to common stockholders of $7,698,000, or 46 cents per share (diluted), for the first quarter of 2002.

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The Company announced that it had signed a total of 22 leases during the first quarter for approximately 190,000 square feet of space at 15 different properties. Of this total, approximately 50,000 square feet were for redeveloped, developed or previously vacant space at nine properties, approximately 23,000 square feet of which were delivered from the Company's redevelopment or development programs with the remaining 27,000 square feet for vacant space. The remaining approximately 140,000 square feet were for new or renewal leases related to previously leased space. Rental rates for new or renewal leases were on average approximately 9% lower than expiring leases. Excluding one lease for approximately 21,000 square feet in the San Francisco Bay market, rental rates for new or renewal leases for the three month period were on average approximately 1% higher than expiring leases.

The Company announced that in March 2003 it had acquired for $34.7 million in cash, a property under development in Seattle, Washington. The property, upon completion, will contain approximately 165,000 square feet of office/laboratory space.

The Company also announced the closing of a fixed rate secured loan of $34 million in March 2003. The debt bears interest at 6.21% and is payable based on a 25-year amortization schedule, and is due in 2013.

Based on the Company's current view of existing market conditions and certain assumptions, the Company has updated its earnings guidance for 2003, and provided initial earnings guidance for 2004:

	Range	
	2003	2004
Fully diluted net income per common share *	$2.22 to $2.26	$2.71 to $2.75
Fully diluted FFO per common share *	$4.23 to $4.27	$4.55 to $4.59

* excludes gains or losses on sales of assets

Alexandria Real Estate Equities, Inc. is a publicly traded real estate operating company focused principally on the ownership, operation, management, acquisition, expansion and selective redevelopment and development of properties containing office/laboratory space. Such properties are designed and improved for lease primarily to pharmaceutical, biotechnology, life science product and service companies, not-for-profit scientific research institutions, universities and related government agencies. Alexandria's portfolio currently consists of 88 properties comprising approximately 5.7 million square feet of office/laboratory space.

This press release contains forward-looking statements within the meaning of the federal securities laws. The Company's actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the Company's Form 10-K Annual Report and other periodic reports filed with the Securities and Exchange Commission.

(Tables follow)

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002
Income statement data		
Total revenues	$ 40,613	$ 33,672
Expenses		
Rental operations	8,786	6,658
General and administrative	3,549	3,473
Interest	6,871	6,359
Depreciation and amortization	9,461	7,994
	28,667	24,484
Income from continuing operations	11,946	9,188
Income from discontinued operations	203	415
Net income	12,149	9,603
Dividends on preferred stock	2,225	1,905
Net income available to common stockholders	$ 9,924	$ 7,698
Weighted average shares of common stock outstanding		
-Basic	18,895,821	16,409,258
-Diluted	19,136,372	16,720,857
Net income per common share		
-Basic		
Income from continuing operations	$ 0.63	$ 0.56
Income from discontinued operations	$ 0.01	$ 0.03
Net income	$ 0.64	$ 0.59
Net income available to common stockholders	$ 0.53	$ 0.47
-Diluted		
Income from continuing operations	$ 0.62	$ 0.55
Income from discontinued operations	$ 0.01	$ 0.02
Net income	$ 0.63	$ 0.57
Net income available to common stockholders	$ 0.52	$ 0.46

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002
Funds from operations (1)		
Net income	$ 12,149	$ 9,603
Add		
Depreciation and amortization (2)	9,461	8,237
Loss on sale of property (3)	455	-
Subtract		
Dividends on preferred stock	(2,225)	(1,905)
Funds from operations (FFO)	$ 19,840	$ 15,935
FFO per common share		
-Basic	$ 1.05	$ 0.97
-Diluted	$ 1.04	$ 0.95
Reconciliation of net income available to common stockholders per share (diluted) to FFO per common share (diluted)		
Net income available to common stockholders per share (diluted)	$ 0.52	$ 0.46
Depreciation and amortization per common share (2)	$ 0.49	$ 0.49
Loss on sale of property per common share (3)	$ 0.02	$ -
FFO per common share (diluted)	$ 1.04	$ 0.95

	As of March 31, 2003	As of March 31, 2002
Balance sheet data		
Rental properties, net	$ 974,015	$ 798,570
Total assets	$ 1,211,291	$ 977,986
Total liabilities	$ 723,599	$ 571,334
Stockholders' equity	$ 487,692	$ 406,652

(1) GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the mis-correlation between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of funds from operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper"), which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from assets, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance of REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. We believe that net income is the most directly comparable GAAP financial measure to FFO.

(2) Includes depreciation and amortization on assets held for sale reflected as discontinued operations.

(3) Loss on sale of property relates to the disposition of a property in the San Francisco Bay market during the first quarter ended March 31, 2003. This loss is included on the income statement in income from discontinued operations.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Supplemental Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

Quarterly Supplemental Financial Information

	For the Three Months Ended				
	3/31/2003	12/31/2002	9/30/2002	6/30/2002	3/31/2002
Operational data					
Breakdown of Revenues from Continuing Operations (a)					
Rental Income	$ 31,646	$ 30,412	$ 28,654	$ 27,853	$ 26,470
Tenant Recoveries	8,623	8,360	7,911	6,683	6,719
Other Income	344	523	299	305	483
Total	$ 40,613	$ 39,295	$ 36,864	$ 34,841	$ 33,672
Funds from Operations Per Share - Diluted (b)	$ 1.04	$ 1.03	$ 0.98	$ 0.97	$ 0.95
Dividends Per Share on Common Stock	$ 0.53	$ 0.50	$ 0.50	$ 0.50	$ 0.50
Dividend Payout Ratio (Common Stock)	50.8%	48.4%	52.4%	53.5%	52.8%

	As of				
	3/31/2003	12/31/2002	9/30/2002	6/30/2002	3/31/2002
Other data					
Number of Shares of Common Stock Outstanding					
at end of period	19,006,223	18,973,957	18,969,425	16,897,050	16,841,445
Number of Properties (c)					
Acquired/completed during period	1	2	2	2	--
Sold/reconstruction during period	(2)	--	--	--	--
Owned at end of period	88	89	87	85	83
Square Feet (c)					
Acquired/completed during period	51,340	158,336	98,497	170,244	--
Sold/reconstruction during period	(70,281)	--	--	--	--
Owned at end of period	5,727,182	5,746,123	5,587,787	5,489,290	5,319,046

(a)   The historical results above exclude the results of assets held for sale which have been reflected as discontinued operations.

(b)   The White Paper on Funds from Operations ("FFO") issued by the Board of Governors of the National Association of Real Estate Investment Trusts in April 2002 defines FFO as net income, computed in accordance with generally accepted accounting principles, excluding gains or (losses) from assets, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. See page 4 for a reconciliation of FFO for the current quarter to net income, the most directly comparable GAAP financial measure.

(c)   Includes assets held for sale.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	March 31, 2003	December 31, 2002
Assets		
Rental properties, net	$ 974,015	$ 976,422
Properties under development	118,584	68,386
Cash and cash equivalents	3,674	3,790
Tenant security deposits and other restricted cash	8,779	8,020
Tenant receivables	3,306	2,641
Deferred rent	28,029	26,063
Other assets	74,904	73,921
Total assets	$ 1,211,291	$ 1,159,243
Liabilities and stockholders' equity		
Secured notes payable	$ 312,405	$ 276,878
Unsecured line of credit	354,000	338,000
Accounts payable, accrued expenses and tenant security deposits	45,264	47,118
Dividends payable	11,930	11,394
Total liabilities	723,599	673,390
Total stockholders' equity	487,692	485,853
Total liabilities and stockholders' equity	$ 1,211,291	$ 1,159,243

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Debt
March 31, 2003
(Dollars in thousands)
(Unaudited)

Principal Amortization/Maturities (1)

Year	Amount	
2003	$ 4,246	
2004	9,221	
2005	27,506	(2)
2006	25,367	
2007	31,383	
Thereafter	213,030	
Subtotal	310,753	
Unamortized Premium	1,652	
Total	$ 312,405	

Secured and Unsecured Debt Analysis

	Balance	Weighted Average Effective Interest Rate		Weighted Average Maturity
Secured Debt	$ 312,405	7.16%		6.8 Years
Unsecured Debt	354,000	2.91%	(3)	2.3 Years
Total Debt	$ 666,405	4.90%		4.4 Years

Floating and Fixed Rate Debt Analysis

	Balance	Weighted Average Effective Interest Rate		Weighted Average Maturity
Fixed Rate Debt	$ 290,553	7.47%		7.2 Years
Floating Rate Debt	375,852	2.92%	(3)	2.3 Years
Total Debt	$ 666,405	4.90%		4.4 Years

(1) Excludes the line of credit

(2) Of this amount, $21,853,000 represents the outstanding balance on a loan related to a property developed in the San Francisco Bay market, which has a maturity of January 2005, and may be extended, at the borrower's option, for an additional year.

(3) Does not reflect the impact of swap agreements which hedge certain floating rate debt.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Interest Rate Swap Agreements
March 31, 2003
(Dollars in thousands)
(Unaudited)

Transaction Dates	Effective Dates	Notional Amounts		Interest Pay Rates (1)	Termination Dates
July 2000	May 31, 2001	$	50,000	7.07%	May 31, 2003
March 2002	December 31, 2002	$	50,000	5.36%	December 31, 2004
July 2002	January 1, 2003	$	25,000	3.855%	June 30, 2005
July 2002	January 1, 2003	$	25,000	3.865%	June 30, 2005
December 2002	January 2, 2003	$	25,000	3.285%	June 30, 2006
December 2002	January 2, 2003	$	25,000	3.285%	June 30, 2006
November 2002	June 1, 2003	$	25,000	3.115%	December 31, 2005
November 2002	June 1, 2003	$	25,000	3.155%	December 31, 2005

(1) For all interest rate swap agreements, interest is received based on one month LIBOR.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Operating Portfolio
March 31, 2003
(Dollars in thousands)

Markets	Number of Properties	Rentable Square Feet	Annualized Base Rent	Occupancy Percentages	
California - Pasadena	1	31,343	$ 602	95.7%	
California - San Diego	20	845,548	23,503	94.5%	
California - San Francisco Bay	10	614,490	19,564	100.0%	
Eastern Massachusetts	11	746,734	24,682	91.0%	(1)
New Jersey/Suburban Philadelphia	6	346,919	6,251	100.0%	
Southeast	5	259,414	4,281	85.1%	(2)
Suburban Washington D.C.	20	1,675,934	27,306	97.1%	
Washington - Seattle	5	440,284	16,074	100.0%	
Total (3)	78	4,960,666	$ 122,263	95.9%	

(1) Substantially all of the vacant space in Eastern Massachusetts (64,010 square feet of the 67,463 vacant space feet) is located in Worcester and Randolph, which submarkets have exhibited significant weakness.
(2) All, or substantially all, of the vacant space is office or warehouse space.
(3) Excludes properties under full or partial redevelopment.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Same Property Comparisons
(Dollars in thousands)
(Unaudited)

	GAAP Basis (1)			Cash Basis (1)		
	Quarter Ended			Quarter Ended		
	3/31/03	3/31/02	% Change	3/31/03	3/31/02	% Change
Revenue	$ 29,236	$ 27,838	5.0%	$ 28,555	$ 26,765	6.7%
Operating expenses	6,318	5,313	18.9% (2)	6,318	5,313	18.9% (2)
Revenue less operating expenses	$ 22,918	$ 22,525	1.7%	$ 22,237	$ 21,452	3.7%

NOTE: This summary represents operating data for all properties that were owned and fully operating for the entire period presented (the "First Quarter Same Properties").

(1) Revenue less operating expenses computed under GAAP is total revenue associated with the First Quarter Same Properties (excluding lease termination fees, if any) less property operating expenses. Under GAAP, rental revenue is recognized on a straight-line basis over the respective lease terms. Revenue less operating expenses on a cash basis is total revenue associated with the First Quarter Same Properties (excluding termination fees, if any) less property operating expenses, adjusted to exclude the effect of straight-line rent adjustments required by GAAP. Straight-line adjustments for the quarter ended March 31, 2003 and 2002 for the First Quarter Same Properties were $681,000 and $1,073,000, respectively. We believe that revenue less operating expenses on a cash basis is helpful to investors as an additional measure of operating performance because it eliminates non-cash adjustments to rental revenue.

(2) Operating expenses for the First Quarter Same Properties increased by approximately $1.0 million or 18.9%, primarily due to increases in property taxes, utilities and snow removal expenses, substantially all of which are recoverable from our tenants through tenant recoveries. The increases in utilities and snow removal expenses are primarily due to the severe weather on the East Coast.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Quarter Ended March 31, 2003

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes		TI's/Lease Commissions Per Foot	Average Lease Terms
Lease Activity - Expired Leases								
Lease Expirations								
Cash Basis	29	215,979	$25.34	--	--		--	--
GAAP Basis	29	215,979	$24.50	--	--		--	--
Renewed / Released Space								
Cash Basis	11	139,562	$27.52	$23.51	-14.6%	(1)	$0.99	2.1 years
GAAP Basis	11	139,562	$27.73	$25.18	-9.2%	(1)	$0.99	2.1 years
Month-to-Month Leases								
Cash Basis	14	47,296	$17.26	$17.22	-0.2%		--	--
GAAP Basis	14	47,296	$17.17	$17.22	0.3%		--	--
Total Leasing - Expired Leases								
Cash Basis	25	186,858	$24.92	$21.92	-12.0%	(2)	--	--
GAAP Basis	25	186,858	$25.06	$23.17	-7.5%	(2)	--	--
Redeveloped/Developed/								
Vacant Space Leased								
Cash Basis	11	50,289	--	$29.78	--		$1.63	2.5 Years
GAAP Basis	11	50,289	--	$30.23	--		$1.63	2.5 Years
All Lease Activity								
Cash Basis	36	237,147	--	$23.59	--		--	--
GAAP Basis	36	237,147	--	$24.67	--		--	--

(1) Excluding a lease for 21,316 square feet in the San Francisco Bay market, rental rates for renewed or released space were on average 0.2% higher than expiring rates on a Cash Basis and 1.1% higher than expiring rates on a GAAP Basis.

(2) Excluding a lease for 21,316 square feet in the San Francisco Bay market, rental rates for all lease activity for expired leases were on average 0.1% higher than expiring rates on a Cash Basis and 0.9% higher than expiring rates on a GAAP Basis.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Lease Expirations
March 31, 2003

Year of Lease Expiration	Number of Leases Expiring		Square Footage of Expiring Leases	Percentage of Aggregate Portfolio Lease Square Feet	Annualized Base Rent of Expiring Leases (per square foot)
2003	50	(1)	519,614	10.1%	$23.16
2004	39		536,792	10.4%	$20.57
2005	19		278,405	5.4%	$27.96
2006	32		775,641	15.1%	$23.50
2007	15		332,085	6.5%	$24.13

(1) Includes 14 month-to-month leases and leases expiring between April 1, 2003 and December 31, 2003.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Development
March 31, 2003

Markets	Estimated In-Service Dates	Total Rentable Square Footage
California – San Diego	4Q03	45,000
Southeast	2Q04	96,000
Suburban Washington D.C.	3Q03	95,000
Suburban Washington D.C.	4Q04	76,000
Washington – Seattle	3Q04	165,000
Total		477,000

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Redevelopment
March 31, 2003

Markets	Estimated In-Service Dates	Total Rentable Square Footage of Property (1)	Total Square Footage Being Redeveloped
California – San Diego	3Q03	107,710	17,036
California – San Diego	4Q03	17,590	17,590
California – San Francisco Bay (2)	Various	153,837	42,710
Eastern Massachusetts	4Q03	40,000	40,000
Eastern Massachusetts	4Q03	96,150	96,150
Southeast	Various	119,916	64,547
Suburban Washington D.C.	2Q03	53,595	21,086
Suburban Washington D.C.	Various	131,415	68,909
Washington – Seattle	TBD	46,303	15,178
Total		766,516	383,206

(1) Average occupancy for properties under full or partial redevelopment as of March 31, 2003 was approximately 50.0%.

(2) Includes two adjacent properties.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Capital Expenditures
For the Three Months Ended March 31, 2003
(Dollars in thousands)

Property-related capital expenditures (1)	$	370
Leasing costs (2)	$	90
Property-related redevelopment costs	$	13,127
Property-related development costs	$	7,199
Purchase of property under development	$	36,332
Purchase of rental property	$	3,677

(1) Property-related capital expenditures include all capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures or costs related to the redevelopment of a property. Capital expenditures fluctuate in any given period due to the nature, extent or timing of improvements required and the extent to which they are recoverable from tenants. Approximately 89% of our leases (based on rentable square feet) provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we implement an active preventative maintenance program at each of our properties to minimize capital expenditures.

(2) Leasing costs consist of tenant improvements and leasing commissions related to leasing of acquired vacant space and second generation space. Leasing costs exclude tenant improvements that are revenue-enhancing.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Conference Call Information
For the Quarter Ended March 31, 2003

Alexandria Real Estate Equities, Inc. will be hosting a conference call to discuss its operating and financial results for the first quarter ended March 31, 2003.

Date: May 15, 2003

Time: 5:00 P.M. Eastern Daylight Time

Phone Number: (913) 981-5510

Confirmation Code: 784935